

Mail Stop 3010

December 31, 2009

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

      Re: Thomas Weisel Partners Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 16, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed April 16, 2009
              File No. 000-51730

Dear Mr. Weisel:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business

Asset Management, page 5

1.   You state that you entered into a transaction with Guggenheim Partners pursuant to which one of its affiliates assumed managerial responsibilities of one of your

subsidiaries. Please disclose in future filings, as applicable, the principal terms of this agreement, and consider whether such agreement must be filed as a material agreement. Please refer to Item 601(b)(10) of Regulation S-K.

Competition, page 5

2.   We note that you disclose the competitive factors for your industry. In future filings, please disclose whether you believe you compete favorably with respect to these factors relative to other investment banks in your various sectors. Please identify the negative factors pertaining to your competitive position, if such factors can be identified. Please also expand your disclosure in this section to specifically address variations in the level of competition in the U.S. and foreign markets. Refer to Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Investment Banking Revenue, page 29

3.   We note your disclosure on page 30 that your investment banking revenues decreased by $63.9 million in fiscal year ended 2008. Please revise your disclosure in future filings to better explain the variance in your revenues in accordance with Item 303(a)(3)(i) of Regulation S-K.

Investments in Partnerships and Other Investments, page 40

4.   We note that the company recognizes allocated carried interest subject to claw-back provisions as revenue when the partnerships' investment performance reaches a defined threshold. Please clarify how you determined that revenue recognition prior to the completion of the period subject to claw-back was appropriate under FASB ASC 605-10-S99-1 and 605-20-S99-1.

Exhibits

General

5.   We note that exhibits 2.1, 2.3, 4.2, 10.25, 10.27, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.34, 10.35, 10.36, 10.38, 10.39, 10.40, 10.41, 10.42, 10.46 and 10.49 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Please refer to Items 601(b)(2), (4), (9) and (10) of Regulation S-K, as applicable, and tell us why you have not included the listed exhibits and schedules or file such exhibits and schedules.

Exhibits 31.1 and 31.2

6.   We note that you refer to the "annual report" instead of "report" in paragraph 4(c) and you omitted the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) of your certifications. This comment also applies to your Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009. Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Note 13 – Commitments, Guarantees and Contingencies, page 16

7.   We note that you have established a provision for loss contingencies related to auction rate securities matters and have disclosed other contingencies. Please tell us what consideration you gave to disclosing the amount of the provision for loss contingencies. In addition, for unrecognized contingencies, tell us and disclose in future filings an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to FASB ASC 450-20-50.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 16, 2009

Information Concerning Executive Officers

Security Ownership of Certain Beneficial Owners and Management, page 11

8.   Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by Royce and Associates, LLC.

Compensation Discussion and Analysis, page 30

General

9.   Please be aware that the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For instance, we note that there are appreciable differences between the annual bonuses received by your key executive. Please revise your disclosure in future filings to explain such differences. Please also explain in this section your approach to apportioning the annual incentive award between the cash bonus and equity payments.

What are the elements of 2008 compensation for our named executive officers?...page 30

Annual Equity Incentive Plan Award, page 31

10.   Please also provide an analysis of how the compensation committee determined the amount of Restricted Stock Units that may be granted to each of the named executive officers pursuant to your Equity Incentive Plan. Please provide this disclosure in future filings and tell us how you plan to comply.

2008 Aggregate Compensation to Named Executive Officers, page 33

11.   We note your disclosure under this subheading that the compensation committee established certain non-discretionary performance metrics that were assessed for the payment of total compensation to your named executive officers. According to your disclosure, 46% of the awarded amounts were determined in a discretionary manner by your committee. Please revise to clarify how the committee exercised its discretion in determining aggregate compensation in light of performance metrics disclosed elsewhere in your filing. Refer you to Item 402(b)(1) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief